Exhibit 99.1

Opera Declares Upcoming Cash Dividend of $0.40 per Share Under Its Recurring Dividend Program

OSLO, Norway, December 12, 2024 – Opera Limited (NASDAQ: OPRA) (“Opera”), one of the world’s major browser developers and a leading internet consumer brand, today announced that its Board of Directors has declared its next semi-annual cash dividend.

Opera’s upcoming dividend under its recurring dividend program will be $0.40 per share or American Depositary Share (“ADS”), each ADS representing one ordinary share. Payment will be made to shareholders of record as of the close of business on January 6, 2025 (the “Record Date”). Dividends to be paid to the holders of ADSs through the depositary bank, The Bank of New York Mellon, will be subject to the terms of the deposit agreement. Opera expects the depositary bank will distribute dividends on or about January 13, 2025.

The aggregate amount of the dividend is approximately $35.4 million, based on a total of 88.5 million shares outstanding as of today.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements, including statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “may,” “expect,” “believe,” “anticipate,” “intend,” “aim,” “estimate,” “seek,” “plan,” “potential,” “continue,” “ongoing,” “target,” “guidance,” “is/are likely to,” “future” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. The Company may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which it operates. Potential risks and uncertainties include, but are not limited to, those relating to: the duration and development of international wars and conflicts, such as in Ukraine and the Middle East, and related economic sanctions, as well as resulting changes in consumer behaviors; the outcome of regulatory processes or litigation; the Company and its goals and strategies; expected development and launch, and market acceptance, of products and services; Company’s expectations regarding demand for and market acceptance of its brands, platforms and services; Company’s expectations regarding growth in its user base, user retention and level of engagement; changes in consumer behavior, for example from increased adoption of AI powered services; Company’s ability to attract, retain and monetize users; Company’s ability to continue to develop new technologies, products and services and/or upgrade its existing technologies, products and services; quarterly variations in Company’s operating results caused by factors beyond its control; and global macroeconomic conditions and their potential impact in the markets in which the Company has business. All information provided in this press release is as of the date hereof and is based on assumptions that the Company believes to be reasonable as of this date, and it undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Opera is included in the Company’s filings with the SEC, including its annual reports on Form 20-F.

About Opera

Opera is a user-centric and innovative software company focused on enabling the best possible internet browsing experience across all devices. Hundreds of millions use the Opera web browsers for their unique and secure features on their mobile phones and desktop computers. Founded in 1995, and headquartered in Oslo, Norway, Opera is a public company listed on the Nasdaq stock exchange under the ticker symbol “OPRA”. Download the Opera web browser and access other Opera products from opera.com. Learn more about Opera at investor.opera.com.

Contacts

Investor relations:

Matthew Wolfson

investor-relations@opera.com

Media:

press-team@opera.com